Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 29, 2011, except as it relates to the matter discussed in the first paragraph of “Basis of Presentation — Discontinued Operations” as set forth in Note 1, and the matter discussed in Note 2, as to which the date is June 21, 2011, and except as it relates to the matter discussed in the second paragraph of “Description of Business” as set forth in Note 1, as to which the date is July 18, 2011, in the Registration Statement (Amendment No. 4 to Form S-1) and related Prospectus of WPX Energy, Inc. dated September 1, 2011.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
September 1, 2011